WRITER'S DIRECT DIAL NUMBER 212-373-3078 WRITER'S DIRECT FACSIMILE 212-492-0078 WRITER'S DIRECT E-MAIL ADDRESS afoley@paulweiss.com

                September 16, 2011

Via EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549-3628

Re:	Oilsands Quest Inc. Preliminary Proxy Statement on Schedule 14A Filed July 15, 2011 File No. 1-32994

Dear Mr. Schwall:

The following are the responses of Oilsands Quest Inc. (“Oilsands” or the “Company”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated August 9, 2011 (the “Comment Letter”), with respect to Oilsands’ preliminary proxy statement on Schedule 14A filed with the Commission on July 15, 2011.  The discussion below is presented in the order of the numbered comments in the Comment Letter.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

H. Roger Schwall	2

General

1.           Please file a form of proxy card which complies with the requirements of Exchange Act Rule 14a-4.

Response:

In response to the Staff’s comment, Oilsands has revised the Schedule 14A by including a form of proxy card which complies with the requirements of Exchange Act Rule 14a-4.

2.           You state that your board believes that the adoption of Proposal [Three] will provide you with flexibility in the event that you are required to raise capital in the future. Please revise your disclosure to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the proposed additional or currently available authorized shares of common and/or preferred stock for any purpose, including future acquisitions and/or financings. If so, please also revise your disclosure to provide materially complete descriptions of the planned acquisitions and/or financing transactions. If none, please revise to so state.

Response:

In response to the Staff’s comment, Oilsands has revised its disclosure to state that we do not have any current plans, proposals or arrangements, written or otherwise, to issue any of the proposed additional or currently available authorized shares of common or preferred stock for any purpose, including future acquisitions or financings.

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Together with this response, Oilsands is filing an Amendment No. 1 to amend the proxy statement in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, Oilsands acknowledges that: Oilsands is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Oilsands may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall	3

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Andrew J. Foley at (212) 373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley